UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 14F-1
____________________________
INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TECKMINE INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-52745	98-0534859
(State or Jurisdiction	(Commission	(IRS Employer
of Incorporation)	file number)	Identification No.)

17622 La Entrada Drive, Yorba Linda, CA 92886
(Address of principal executive offices) (Zip code)

(949) 280-5710
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F-1.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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TECKMINE INDUSTRIES, INC.
17622 La Entrada Drive
Yorba Linda, CA 92886

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

March 11, 2013

As used in this Information Statement on Schedule 14f-1 (the “Information Statement”), the terms “we”, “us”, and “our” refer to Teckmine Industries, Inc., a Nevada corporation.  All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished to holders of record of the common stock of our company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about March 12, 2013, by our company to the holders of record of shares of our common stock as of the close of business on March 11, 2013. This Information Statement is provided to you for information purposes only.  We are not soliciting proxies in connection with the matters described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

On January 17, 2013, our company entered into a non-binding letter of intent with Victory Electronic Cigarettes LLC, a Florida limited liability company.  Pursuant to the terms of the letter of intent, and upon the negotiation and closing of a proposed share exchange agreement, we have agreed to acquire all of the issued and outstanding securities of Victory Electronic Cigarettes from the security holders thereof in exchange for the issuance, by our company, of 32,500,000 common shares.  The terms and conditions of the letter of intent are summarized below under the heading “Letter of Intent”.

Nathan Woods is currently our sole director and officer.  The letter of intent contemplates that, upon the closing of the formal agreement, Mr. Woods will resign as director and be replaced by Marc Hardgrove , Brent Willis and James P. Geiskopf, a nominee of our company.  The appointment of Messrs. Hardgrove, Willis and Geiskopf and the resignation of the current director will constitute a change in the majority of our directors.  The resignation and appointments of such directors, however, will not take effect until at least 10 days after this Information Statement is filed with the Securities and Exchange Commission and mailed to all of our shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, and Rule 14(f)-1 thereunder.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION OF OUR SOLE DIRECTOR UPON THE CLOSING OF THE PROPOSED SHARE EXCHANGE AGREEMENT. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

LETTER OF INTENT

To date, our company has not been as successful as hoped in implementing our business plan.  As management of our company investigated opportunities and challenges as a mineral exploration company, management realized that the business did not present the best opportunity for our company to realize value for our shareholders.  As a result, our sole director has decided to resign as a director and officer of our company and permit a new group of individuals to direct and manage our company and seek out viable business opportunities.  Our company has entered into the letter of intent as a means to enter into a new business sector following the consummation of a proposed share exchange agreement with Victory Electronic Cigarettes.

Following entry into a non-binding letter of intent on January 17, 2013, our company commenced negotiating the terms of a formal share exchange agreement, whereby it is contemplated that, at the closing thereof, our company will issue 32,500,000 shares of our common stock to the current security holders of Victory Electronic Cigarettes.  Such issuance will result in a change of control of our company.  Upon the closing of the formal agreement, our company will be required to prepare and file a current report on Form 8-K to disclose the material terms of the transaction and prospectus level disclosure of Victory Electronic Cigarettes, including audited financial statements thereof.  Our company has decided to prepare and file this Information Statement prior to the entry into the formal agreement in order to initiate the 10 day requirement under Rule 14(f)-1 of the Exchange Act.

Victory Electronic Cigarettes was a Florida limited liability company that effected a conversion into a Nevada corporation on March 8, 2013.  The company is engaged in the business of designing, marketing and distributing electronic cigarettes or “e cigarettes”.  Electronic cigarettes are battery powered products that enable users to inhale nicotine vapor without smoke, tar, ash or carbon monoxide.  The principal office of Victory Electronic Cigarettes is located at 1880 Airport Drive, Ball Ground, Georgia 30107.

The common shares of our company to be issued to the shareholders of Victory Electronic Cigarettes upon the closing of the formal share exchange agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state in the United States, and will be issued in reliance upon an exemption from registration under the Securities Act.

Due to the fact that our company has not yet finalized and entered into the formal share exchange agreement, we can offer no assurances that the proposed changes to our board of directors will occur, nor can we offer any assurances that our company may enter into the formal share exchange agreement, or on terms as described herein.  Our board of directors may elect to terminate negotiations in connection with the formal share exchange agreement at any time for any reason.

It is anticipated that the closing of the formal share exchange agreement will be subject to the satisfaction of conditions precedent to closing including the requirement that the current board and officers of our company resign and are replaced by the proposed directors and officers as described herein.

CHANGE OF CONTROL

The closing of the proposed share exchange agreement will result in a change of control of our company due to the fact that an aggregate amount of 32,500,000 shares of our common stock in the capital of our company will be issued to the current shareholders of Victory Electronic Cigarettes.  In addition, and upon the closing of the proposed share exchange agreement, it is anticipated that our current and sole director and officer will resign as a director and officer of our company and it is anticipated that the following persons will be appointed to fill the vacancy caused by such resignation and to increase the number of directors from one to three:

Name	Age	Position

Brent David Willis	53	Chief Executive Officer, President, Secretary, Treasurer and Director
Marc Hardgrove	40	Chief Creative Innovation Officer and Director
James P. Geiskopf	53	Director

VOTING SECURITIES

Our board of directors fixed the close of business on March 11, 2013 as the record date for determining the holders of our common stock who are entitled to receive this Information Statement.  Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share and nil shares of preferred stock.  As of March 11, 2013, there were 19,506,304 shares of common stock issued and outstanding and no shares of preferred stock outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of that date by: (i) each of our directors and executive officers, (ii) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities; and (iii) our current officers and directors as a group.  Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Security Ownership of Certain Beneficial Holders

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Common Stock	Stephen Brady 18 Towerview Heights Portrane Co Dublin Ireland	10,000,000	51.3%
Common Stock	Howard Dahl (2) 811 Porteau Place North Vancouver, BC Canada V7H 2P8	1,650,000	8.4%
Common Stock	Mark Wilkie (3) 14738 59th Ave. Surrey, BC Canada	1,758,500	9.0%
Common Stock	Nathan Woods President, Secretary, Treasurer and director 17622 La Entrada Drive Yorba Linda, CA 92886	Nil	Nil
Common Stock	Directors and Officers as a Group	Nil	Nil

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on March 11, 2013. As of March 11, 2013, there were 19,506,304 shares of our common stock issued and outstanding.

(2)	Howard Dahl holds 825,000 shares of common stock directly and 825,000 shares of common stock are owned by Catherine Dahl, the wife of Howard Dahl.

(3)
Mark Wilkie holds 900,000 common shares directly. Mr. Wilkie disclaims beneficial ownership of 825,000 shares of common stock owned by Laura Beaubier, Mr. Wilkie’s wife; shares of common stock common shares owned by Peter Beaubier, Mr. Wilkie’s father in law; 2,500 common shares owned by Rose Beaubier, Mr. Wilkie’s mother-in-law; 1,750 common shares owned by Vern Wilkie, Mr. Wilkie’s father; and 1,750 common shares owned by A Wilkie, Mr. Wilkie’s mother.

The following table sets forth certain information with respect to the anticipated beneficial ownership of our common stock as of the closing of the proposed share exchange agreement by: (i) each of our company’s anticipated post-closing directors and executive officers, (ii) each person (including any group) anticipated to own more than five percent (5%) of any class of our voting securities; and (iii) our anticipated post-closing officers and directors as a group.  Unless otherwise indicated, it is anticipated that shareholders listed below will possess sole voting and investment power with respect to the common shares shown.

Security Ownership on Closing of the Proposed Share Exchange Agreement

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)(2)
Common Stock	Brent David Willis Chief Executive Officer, President, Secretary, Treasurer and Director 18158 Lovell Road Spring Lake, MI 49456	4,875,000(3)	9.3%(3)
Common Stock	Marc Hardgrove Chief Creative Innovation Officer and Director 1907 Gulf Way #2 St. Pete Beach, Florida 33706	17,550,000	33.4%
Common Stock	James P. Geiskopf Director 3250 Oakland Hills Court Fairfield, California 94534	200,000(4)	0.4%(4)
Common Stock	Paul Simon 204 Hidden River Lane Woodstock, Georgia 30188	3,900,000	7.4%
Common Stock	Directors and Officers as a Group	26,625,000(5)	50.5%(5)

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual anticipated ownership or voting power with respect to the number of shares of common stock that are anticipated to be outstanding on the closing of the proposed share exchange agreement.

(2)
Percentage of class post-closing of the proposed share exchange agreement is calculated assuming there will be 52,500,000 common shares in the company issued and outstanding on the closing date based upon: (i) our company having 20,000,000 common shares issued and outstanding immediately following a concurrent financing on terms to be determined and following a proposed return to treasury of a portion of the shares currently held by Stephen Brady, a control person of our company; and (ii) 32,500,000 common shares in the capital of the company being issued to the current shareholders of Victory Electronic Cigarettes.  Stephen Brady has not been included in the chart above because, at our prior to closing, it is anticipated that Mr. Brady will return a certain number of common shares to treasury for no consideration in order for us to ensure we meet the condition precedent to closing that we have no more than 20,000,000 common shares issued and outstanding on the closing date following the concurrent $2,000,000 financing.  Our company further anticipates that Mr. Brady will transfer any remaining shares that are not otherwise cancelled to third parties on or prior to the closing date, none of whom are anticipated to hold 5% or more of our common shares on the closing date.  To the extent any of these assumptions is modified, the percentages set out in the table above will be adjusted accordingly.  Although it is a condition precedent that our company have no more than 20,000,000 common shares issued and outstanding on or prior to the closing date after closing of the concurrent financing, and that our company raise $2,000,000 net of any liabilities in the concurrent financing, Victory Electronic Cigarettes may waive such restrictions in the event the parties mutually decide to raise additional funds in the concurrent financing.

(3)
Does not include 3,000,000 stock options anticipated to be granted to Mr. Willis on the closing of the share exchange agreement, each option of which will entitle Mr. Willis to acquire one additional common share at the exercise price equal to the price per common share to be offered in the concurrent financing on the closing date of the share exchange agreement until expiry on the fifth anniversary of the closing date of the share exchange agreement.  Of such amount, 1,500,000 stock options vest on December 31, 2013 and 1,500,000 stock options vest on December 31, 2014.

(4)
Consists of 200,000 stock options anticipated to be granted to Mr. Geiskopf on the closing of the share exchange agreement, each option of which will entitle Mr. Geiskopf to acquire one additional common share at the exercise price equal to the price per common share to be offered in the concurrent financing on the closing date of the share exchange agreement until expiry on the fifth anniversary of the closing date of the share exchange agreement.  All options are anticipated to vest upon the date of grant.

(5)
Does not include an aggregate of 3,000,000 stock options anticipated to be granted to the Mr. Willis on the closing of the share exchange agreement, each option of which will entitle Mr. Willis to acquire one additional common share at the exercise price equal to the price per common share to be offered in the concurrent financing on the closing of the share exchange agreement until expiry on the fifth anniversary of the closing date of the share exchange agreement.  Of such amount, 1,500,000 stock options vest on December 31, 2013 and 1,500,000 stock options vest on December 31, 2014.

DIRECTORS AND EXECUTIVE OFFICERS

Changes to the Board of Directors

We anticipate there will be a change in the majority of our directors upon the closing of the proposed share exchange agreement due to the proposed resignation of Nathan Woods on the closing thereof.  Following the closing of the proposed share exchange agreement and the expiration of the ten day period in accordance with Section 14(f) of the Exchange Act, our company anticipates that our board of directors will be comprised of Brent David Willis, Marc Hardgrove and James P. Geiskopf.

Current Director and Executive Officer

The following individual serves as the current sole director and executive officer of our company as of the date of this Information Statement.  Directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified.  Executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

The following table sets forth information regarding our current director and officer:

Name	Position	Date First Elected or Appointed
Nathan Woods	President, Secretary, Treasurer and Director	December 29, 2011

Business Experience

The following is a brief account of the education and business experience during at least the past five years of the company’s sole director and executive officer of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Nathan Woods

Nathan Woods was appointed as our President, Secretary, Treasurer and a director of our company on December 29, 2011.  Nathan Woods has been involved in geological exploration since 2001, and a design professional in the architecture and construction industry for the past 25 years, with an emphasis on construction contract administration.  Nathan Woods is a director on the board of directors with the Orange County Chapter of the CSI (Construction Specifiers Institute).  Additionally, Nathan Woods is a trained overland travel guide, often leading vehicle dependent travel adventures throughout the western United States.

Proposed Directors And Executive Officers

The following table sets forth information regarding the proposed directors and officers of our company assuming the closing of the proposed share exchange agreement:

Name	Position	Age
Brent David Willis	Chief Executive Officer, President, Secretary, Treasurer and Director	53
Marc Hardgrove	Chief Creative Innovation Officer and Director	40
James P. Geiskopf	Director	53

Business Experience

The following is a brief account of the education and business experience of the proposed directors and executive officers assuming the closing of the proposed share exchange agreement during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Brent David Willis

Our company anticipates appointing Brent David Willis as the Chief Executive Officer, President, Secretary, Treasurer and a director of our company on the closing of the proposed share exchange agreement.  The closing of the share exchange agreement is conditional upon the appointment of Mr. Willis to such positions.

From June 2012 until present, Mr. Willis has served as Chief Operating Officer of Victory Electronic Cigarettes.  From 2009 to present, Mr. Willis has served as the Chairman and Chief Executive Officer of Liberty Ammunition Inc., a private lead-free ammunition company.  From 2008 to present, Mr. Willis has served as the Chairman of Throwdown Industries Inc., a private mixed martial arts company.  From 2008 to 2009, Mr. Willis was the Chairman and Chief Executive Officer of Vascular Technologies, Inc., a private medical device company.  Mr. Willis continues to own an equity stake in each of these private companies.  Mr. Willis served as the Chief Executive Officer and on the board of directors of Cott Corporation (NYSE; COT) from 2006 to 2008, one of the world’s largest retailer brand beverage companies, and on the board of directors for the American Beverage Association.  From 2002 to 2006, Mr. Willis was the Global Chief Commercial Officer, President, and on the board of management for Anheuser-Busch InBev SA/NV (NYSE: BUD) AmBev (NYSE: ABV).  At InBev, he developed and implemented growth initiatives and acquisitions.  From 1996 through 2001, Mr. Willis served as a President in Latin America for the Coca-Cola Company.  From 1987 through 1996, Brent worked for Kraft Foods, Inc., where he managed a number of Kraft’s brands, developed their category management system in the United States, led acquisitions and joint ventures in Japan, Korea, Indonesia and others, and launched the Kraft Brand in China.  Mr. Willis obtained a Bachelors of Science in Engineering from the United States Military Academy at West Point in 1982 and obtained a Masters in Business Administration from the University of Chicago in 1991.

Marc Hardgrove

Our company anticipates appointing Marc Hardgrove as the Chief Creative Innovation Officer and a director of our company on the closing of the proposed share exchange agreement.  The closing of the share exchange agreement is conditional upon the appointment of Mr. Hardgrove to such positions.

Marc Hardgrove is a co-founder of Victory Electronic Cigarettes, and from November 2010 to present, Mr. Hardgrove has served as the Chief Executive Officer of Victory Electronic Cigarettes.  In 1997, Mr. Hardgrove co-founded Jumpline Inc., a private web hosting company and served as Vice President for nine years from 1999 to 2007.  Jumpline Inc. expanded from a start-up to be a large web hosting company in the United States.  Jumpline Inc. has customers in 97 countries and hosts over 150,000 websites around the world.  Mr. Hardgrove is a major equity holder of Jumpline Inc. and currently sits on the board of directors for the company.  In 2006, Mr. Hardgrove co-founded a web2.0 business called Next Net Media LLC. Next Net Media LLC is a private search engine optimization company in the United States that manages search results for over 5,000 small businesses.  Mr. Hardgrove sits on the Next Net Media LLC board of directors and continues to own a significant equity stake in the limited liability company.  Mr. Hardgrove is a graduate of The Ohio State University (1994) with a double major in Business Marketing and Finance.

James P. Geiskopf

Our company anticipates appointing James P. Geiskopf as a director of our company on the closing of the proposed share exchange agreement.  The closing of the share exchange agreement is conditional upon the appointment of a nominee director as chosen by our company on or prior to the closing and Mr. Geiskopf has been selected as such nominee.

James P. Geiskopf has 32 years of experience in the car rental industry.  From 1975 to 1986, Mr. Geiskopf was the Chief Financial Officer of Budget Rent a Car of Fairfield California.  From 1986 to 2007, Mr. Geiskopf was the President and Chief Executive Officer of Budget Rent a Car of Fairfield California.  In 2007, Mr. Geiskopf successfully sold the franchise and its four locations.  Mr. Geiskopf served on the board of directors of Suisun Valley Bank from 1986 to 1993.  The bank was successfully sold to a larger institution in 1993.  Mr. Geiskopf also served on the board of directors of Napa Valley Bancorp from 1991 to 1993.  The bank holding company was successfully sold to a larger institution in 1993.  Mr. Geiskopf was the President and director of the Resource Group from 2007 to 2009, a resource company quoted on the OTC-BB with a class of shares registered under the Exchange Act.  Mr. Geiskopf was President, Secretary, Treasurer, and director of Search By Headlines.com from 2011-2012, a company quoted on the OTC-BB with a class of shares registered under the Exchange Act.

Legal Proceedings

We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Family Relationships

There are no family relationships between any of our directors and officers.

Involvement In Certain Legal Proceedings

No current director, executive officer, promoter or control person, and none of our proposed directors or officers has been involved in any of the following events during the past ten years:

(1)	any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any  type of business, securities or banking activities;

(4)
being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

(5)
being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(6)
being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Our board of directors held no formal meetings during the most recently completed fiscal year ended December 31, 2012. All proceedings of the board of directors were conducted by resolutions consented to in writing by our directors and filed with the minutes of the proceedings of the board. Such resolutions consented to in writing by our directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the board of directors duly called and held.

Audit Committee

Our board of directors struck an audit committee on March 26, 2009.  As of this date, our sole director and officer acts as our sole member of the audit committee.  Mr. Woods is not an “independent director” as defined in the Nasdaq Marketplace Rules as he is our president, secretary and treasurer.

Audit Committee Financial Expert

Our board of directors has determined that it does not have an audit committee member that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. We believe that the audit committee is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Nomination Procedures For Appointment of Directors

As of the date of this Information Statement, we did not effect any material changes to the procedures by which our shareholders may recommend nominees to our board of directors. Our board of directors does not have a policy with regards to the consideration of any director candidates recommended by our shareholders. Our board of directors has determined that it is in the best position to evaluate our company’s requirements as well as the qualifications of each candidate when the board considers a nominee for a position on our board of directors. If shareholders wish to recommend candidates directly to our board, they may do so by sending communications to the president of our company at the address on the cover of this schedule 14F-1.

Code of Business Conduct and Ethics

Effective March 26, 2008, our company’s board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company’s president, secretary and treasurer (being our principal executive officer, principal financial officer and principal accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
2.
full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;
4.	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and
5.	accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our president, secretary and treasurer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our company’s board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president, secretary and treasurer.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s president, secretary and treasurer. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president, secretary and treasurer, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics is filed as Exhibit 14.1 to our annual report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2008. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Teckmine Industries, Inc., 17622 La Entrada Drive, Yorba Linda, CA  92886.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

(i)	Any director or executive officer of our company;

(ii)	Any proposed director or executive officer of our company;

(iii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock; or

(iv)	Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

During the year ended December 31, 2012, our company recognized $6,000 (2011 - $6,000) for donated services at $500 per month and $3,000 (2011 - $3,000) for donated rent at $250 per month provided by the President of our company.

As at December 31, 2012, $89,696 (2011 - $67,800) is owed to the President of our company, a director and two shareholders.  As at December 31, 2012, $140,510 (debt denominated as Cdn$140,074) (2011 – $127,130 (debt denominated as Cdn$129,660)) is owed to the President of our company, a director and two shareholders.  The amounts due are non-interest bearing, unsecured and due on demand.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings.  Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended December 31, 2012, all filing requirements applicable to its officers, directors and greater than 10% percent beneficial owners were complied with.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation

The particulars of compensation paid to the following persons:

(a)	our principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the year ended December 31, 2012; and

(c)
up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the most recently completed financial year, who we will collectively refer to as the named executive officers, for our years ended December 31, 2012 and 2011, are set out in the following summary compensation table:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	NonEquity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Nathan Woods Former President, Secretary, Treasurer and Director	2012 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$9,000 Nil	$9,000(2) Nil
Raymond Irvine Former President, Secretary, Treasurer and Director(1)	2012 2011	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A $9,000	N/A $9,000(2)

(1)	Mr. Irvine resigned from his positions on December 29, 2011.
(2)
For each of the years ended December 31, 2011 and 2012, our company recognized $6,000 for donated services at $500 per month and $3,000 for donated rent at $250 per month provided by the President of our company.

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our director or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our director or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

There are no current employment agreements between our company and our current executive officers or directors.

There are no annuity, pension or retirement benefits proposed to be paid to the officers or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Options Grants During the Last Fiscal Year / Stock Option Plans

We do not currently have a stock option plan in favor of any director, officer, consultant or employee of our company. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

Aggregated Options Exercises in Last Fiscal Year

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

Compensation of Directors

Except as set out in the table above, no director received or accrued any compensation for his or her services as a director since our inception.

We have no formal plan for compensating our directors for their services in their capacity as directors. Our directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

We have not entered into any employment (or consulting) agreements or arrangements, whether written or unwritten, with our directors or executive officers since our inception.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the proposed share exchange agreement.

No vote or other action is being requested of our company’s stockholders.  This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

TECKMINE INDUSTRIES, INC.

March 12, 2013	By:	/s/ Nathan Woods
Nathan Woods
President, Secretary, Treasurer and Director